February 3, 2012

BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

Re:         WNC Housing Tax Credit Fund VI, L.P., Series 10
Form 10-K
Filed July 27, 2011
File No. 000-50837

Dear Mr. Gordon:

The registrant is in receipt of your letter to me dated January 24, 2012, respecting the above-referenced registrant (the “Partnership”).

Our responses to the comments included in your letter are set forth below, numbered to correspond to the numbered comments in your letter.  References to “the 10-K” are to the above-referenced Annual Report on Form 10-K:

1.
This will confirm that all audit reports upon which our principal auditor relied have been included in the 10-K.  These reports relate to the Starlight Place, LP and Humboldt Village, L.P. subsidiaries.  The reconciliation requested  is set forth below:

Net Investment:	3/31/2011	3/31/2010

Humboldt Village, L.P.	$ 808,684	$ 1,000,308

Starlight Place, L.P.	$ 1,852,184	$ 2,333,053

Total:	$ 2,660,868	$ 3,333,361
Amount per opinion:	$ 2,660,868	$ 3,333,361

Net Losses:	3/31/2011	3/31/2010	3/31/2009

Humboldt Village, L.P.	$ (23,531)	$ (74,448)	$ (61,465)

Starlight Place, L.P.	$ (146,814)	$ (106,159)	$ (106,032)

Total:	$ (170,345)	$ (180,607)	$ (167,497)
Amount per opinion:	$ (170,345)	$ (180,607)	$ (167,497)

Mr. Daniel L. Gordon
February 3, 2012

2.	This will confirm that the local limited partnership investment in Starlight Place,

L.P. is significant at the 20% level as set forth in Rule 1-02(w) of Regulation S-X. The registrant has provided separate financial statements for the investment, as required by Rule 3-09 of Regulation S-X, by filing those statements as Exhibit 99 to the Form 10-K.

*****

In connection with the foregoing, the Partnership hereby acknowledges that:

-	The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (714) 662-5565, extension 171.

Very truly yours,
/s/Melanie R. Wenk
Melanie R. Wenk
Vice President - Chief Financial Officer,
WNC & Associates, Inc.

cc:           Kristi Marrone
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Paul G. Dannhauser, Esq.